EXHIBIT 21.1

SUBSIDIARIES OF

22nd CENTURY GROUP, INC.

NAME	STATE OF FORMATION	PERCENTAGE OWNERSHIP

22nd Century Limited, LLC	Delaware	100%
Goodrich Tobacco Company, LLC	Delaware	100%
Heracles Pharmaceuticals, LLC	Delaware	100%
NASCO Products, LLC	North Carolina	100%
Botanical Genetics, LLC	Delaware	100%